
TRADEHOLD

TRADEHOLD LIMITED
Business & Postal Address:
58 rue Charles Martel, L-2134 Luxembourg
Telephone +352 40 25 05 1
Facsimile +352 40 25 05 66

Registered Address:
36 Stellenberg Road, Parow Industria 7490
PO Box 6100, Parow East 7501, South Africa
Telephone +27 21 929-4800
Facsimile +27 21 933-5075

SUPPL


09047522

30 November 2009

ATTENTION : RULE 12g3-2(b) **FILE NO 82-5238**

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
United States of America

Dear Sirs

US ADR PROGRAM - TRADEHOLD LTD

Enclosed please find a copy of our interim financial report for 31 August 2009, submitted to you in terms of Rule 12g3(b) under the Securities Exchange Act of 1934.

Yours faithfully



J F PIENAAR
SECRETARY

stdlet sec-thbp
letter 301109
Encl

dlw 1/4

TRADEHOLD
LIMITED

INTERIM GROUP RESULTS FOR THE
SIX MONTHS TO 31 AUGUST 2009

Tradehold is an investment holding company with interests mainly in the Moorgarth group of property companies in which it holds the controlling interest, and in the listed UK retailing group Instore plc, in which it has a 15,9% shareholding. Moorgarth owns and manages a portfolio of mostly retail properties as well as a growing number of commercial and industrial buildings.

Business review

Both 2008 and 2009 have been traumatic years for the property industry across Europe and particularly in the United Kingdom. During the period under review, however, the fall in yields and therefore also in prices started to stabilise although the market remains highly volatile and in certain areas such as the prime retail sector there seems to be the first signs of a recovery.

Moorgarth

The Moorgarth group focuses on property investment, development and management. During the six months under review the group's performance reflected the general malaise in the market. With banks still extremely wary of lending money for development, funding remained difficult to come by. At the same time few properties were offered for sale because of the unwillingness of owners to sell into a depressed market and facing losses as a result. Those that did become available were bought mainly by parties with available cash.

Owners of commercial and retail properties were confronted during the review period by tenant losses caused by bankruptcies and companies going into administration. Being in a strong bargaining position the remaining tenants have been exerting strong pressure on landlords for rental concessions with consequent pressure on their profit margins. Due to the compounding effect of reduced rents and greater incentives, many development projects have been put on hold as they are not considered viable under present circumstances.

To conserve the group's cash resources management decided to focus for the foreseeable future on enhancing the value of the existing portfolio and securing tenants to fill the vacant space. Some success has been achieved in this regard. No acquisitions were consequently made but one property sold to bring the number of properties in the portfolio to 20. In the light of present market conditions a further valuation was done and the value of the portfolio reduced by £860 000 to £45,8 million.

Moorgarth reported a net loss of £1,0 million after the revaluation compared to a loss of £1,7 million in the corresponding six months in 2008.

Comments on the results

During the reporting period stability returned to the financial markets. This aided the return of Tradehold to profitability as it offered the company the opportunity to mark up its listed investments to market value. These mark-ups are reported as exceptional items as detailed on page 7.

Dividend

In order to preserve cash and given the uncertainties in the market the board does not recommend paying a dividend to shareholders.

Outlook

Predictions for the UK market remains highly speculative and no sustained recovery is expected in the property sector until late 2010 and into 2011.

Accounting policy

The interim report is prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards, including IAS 34: Interim Financial Reporting, and in accordance with the requirements of the Companies Act of South Africa, and the Listings Requirements of the JSE Limited and has not been reviewed or reported on by the auditors. The accounting policies are consistent with those applied in the annual financial statements for the year ended 28 February 2009 except for the adoption of IAS 1 (revised) – Presentation of Financial Statements and IFRS 8 – Operating Segments, the impact of both of which is on the presentation of the information rather than the measurement.

Prior year adjustments

Discontinued operations

At the end of July 2008, Tradehold sold 46,5 million shares in Instore plc ("Instore") reducing the interest in Instore to 15,9%. Due to this reduction in shareholding, Tradehold's attributable interest in the results of Instore for the period March 2008 to July 2008 has been reclassified as discontinued operations.

Restatement of headline earnings

During May and July 2009, Tradehold made announcements regarding the calculation of the headline loss for the year ended 28 February 2009. Tradehold was informed that in the calculation of the headline loss, fair value adjustments relating to two financial assets, impairment losses on loans and legal and professional expenditure, were erroneously excluded. In terms of Circular 3/2009, as issued by the South African Institute of Chartered Accountants, items of this nature should be included in headline earnings. The correct application of Circular 3/2009 results in a headline loss of 1,8 pence per share in respect of the six months ended 31 August 2008, which calculation is set out on page 7.

Reporting currency

As the operations of Tradehold's subsidiaries are conducted in pound sterling and because of the distortion caused by the fluctuating value of the rand, the company is reporting its results in the former currency.

CH Wiese	**C Moore**
Chairman	*Director*

Luxembourg,
11 November 2009

Statement of comprehensive income

(£'000)	**Unaudited 6 months to 31/08/09**	Unaudited 6 months to 31/08/08	Audited 12 months to 28/02/09
Continued operations			
Revenue	**1 688**	1 518	3 425
Trading loss	**(94)**	(354)	(6 044)
Exceptional items	**3 617**	(5 540)	(9 472)
Operating profit/(loss)	**3 523**	(5 894)	(15 516)
Net interest (paid)/received	**(882)**	26	(1 515)
Profit/(loss) before taxation	**2 641**	(5 868)	(17 031)
Taxation	**(12)**	30	111
Profit/(loss) after taxation	**2 653**	(5 898)	(17 142)
Loss of associated companies	**(16)**	(107)	(247)
Profit/(loss) from continuing operations	**2 637**	(6 005)	(17 389)
Discontinued operations			
Loss from discontinued operations	–	(2 382)	(2 382)
Profit and loss for the period	**2 637**	(8 387)	(19 771)
Other comprehensive income			
Currency translation differences	**(2)**	–	(10)
Total comprehensive income for the period	**2 635**	(8 387)	(19 781)
Profit and loss attributable to:			
Ordinary shareholders	**2 637**	(8 184)	(19 494)
Resulting from continuing operations	**2 637**	(5 802)	(17 112)
Resulting from discontinued operations	–	(2 382)	(2 382)
Minority interest	–	(203)	(277)
	2 637	(8 387)	(19 771)
Total comprehensive income attributable to:			
Ordinary shareholders	**2 635**	(8 184)	(19 504)
Resulting from continuing operations	**2 635**	(5 802)	(17 122)
Resulting from discontinued operations	–	(2 382)	(2 382)
Minority interest	–	(203)	(277)
	2 635	(8 387)	(19 781)
Earnings per share (pence)			
– before exceptional items	**(0,3)**	(0,8)	(2,9)
– basic	**0,8**	(2,4)	(5,6)
– headline earnings	**1,0**	(1,8)	(3,1)
Earnings per share from continuing operations (pence)			
– before exceptional items	**(0,3)**	(0,1)	(2,2)
– basic	**0,8**	(1,7)	(4,9)
– headline earnings	**1,0**	(1,1)	(2,5)
Number of shares for calculation of earnings per share ('000)	**347 330**	347 330	347 330

Statement of financial position

(£'000)	**Unaudited 31/08/09**	Unaudited 31/08/08	Audited 28/02/09
Non-current assets	**48 314**	54 690	48 027
Investment properties	**45 790**	51 382	46 445
Property, plant and equipment	**355**	58	47
Interest in associated companies	**—**	1 015	—
Financial assets	**2 169**	2 235	1 535
Current assets	**23 735**	27 995	22 851
Listed investments	**7 204**	7 689	4 222
Accounts receivable	**1 413**	3 936	2 381
Cash and cash equivalents	**15 118**	16 370	16 248
Total assets	**72 049**	82 685	70 878
Equity	**29 758**	38 517	27 123
Ordinary shareholders' equity	**29 385**	38 070	26 750
Preference share capital	**12**	12	12
Minority interest	**361**	435	361
Non-current liabilities: long-term loans	**31 047**	34 974	31 440
Current liabilities	**11 244**	9 194	12 315
Short-term loans	**8 635**	6 408	9 824
Other current liabilities	**2 609**	2 786	2 491
Total equity and liabilities	**72 049**	82 685	70 878

Statement of cash flows

(£'000)	**Unaudited 6 months to 31/08/09**	Unaudited 6 months to 31/08/08	Audited 12 months to 28/02/09
Cash flows from operating activities	**990**	(1 056)	(2 337)
Cash flows from investing activities	**(538)**	(17 999)	(16 722)
Net acquisition of investment property	**(205)**	(7 491)	(9 004)
Net acquisition of listed investments	**—**	(10 049)	(7 814)
Other investment activities	**(333)**	(459)	96
Net cash flow	**452**	(19 055)	(19 059)
Cash flows from financing activities			
– Net debt (repaid)/raised	**(1 582)**	9 755	9 637
Net decrease in cash and cash equivalents	**(1 130)**	(9 300)	(9 422)
Cash and cash equivalents at beginning of the period	**16 248**	25 670	25 670
Cash and cash equivalents at end of the period	**15 118**	16 370	16 248

Statement of changes in equity

(£'000)	**Unaudited 6 months to 31/08/09**	Unaudited 6 months to 31/08/08	Audited 12 months to 28/02/09
Balance at beginning of the period	**27 123**	46 904	46 904
Total comprehensive income for the period	**2 635**	(8 387)	(19 781)
Balance at end of the period	**29 758**	38 517	27 123

Supplementary information

(£'000)	**Unaudited 6 months to 31/08/09**	Unaudited 6 months to 31/08/08	Audited 12 months to 28/02/09
1. Depreciation for the period	**10**	13	25
2. Capital expenditure for the period	**523**	7 536	9 426
3. Calculation of headline earnings			
Net profit/(loss)	**2 637**	(8 184)	(19 494)
Loss on disposal of investment in associate	**–**	1 236	1 236
Shortfall on revaluation of investment properties	**860**	1 010	7 460
(Profit)/loss on sale and scrapping of property, plant and equipment	**(21)**	(12)	142
Taxation	**–**	–	–
Minority interest	**–**	(152)	(236)
	3 476	(6 102)	(10 892)

	Unaudited 31/08/09	Unaudited 31/08/08	Audited 28/02/09
4. Number of shares in issue ('000)	**347 330**	347 330	347 330
5. Net asset value per share (pence)	**8,5**	11,0	7,7
6. Financial assets			
Listed investments at fair value: Instore	**2 084**	1 920	1 449
Loans	**85**	315	86
	2 169	2 235	1 535
7. Contingent liabilities	**9 008**	3 212	8 525

Segmental analysis

(£'000)	Revenue	Trading profit/(loss)	Total assets
Six months to 31 August 2009 (unaudited)			
Property	1 688	421	48 764
Treasury	—	(515)	23 285
	1 688	(94)	72 049
Six months to 31 August 2008 (unaudited)			
Property	1 518	140	53 640
Treasury	—	(494)	29 045
	1 518	(354)	82 685
Twelve months to 28 February 2009 (audited)			
Property	3 425	(6 319)	49 890
Treasury	—	275	20 988
	3 425	(6 044)	70 878

Exceptional items

(£'million)	**Unaudited 6 months to 31/08/09**	Unaudited 6 months to 31/08/08	Audited 12 months to 28/02/09
Fair value adjustment: Instore investment	**0,6**	(0,9)	(1,3)
Fair value adjustment: UBS AG investment	**3,0**	(2,2)	(5,9)
Loss on disposal of Instore shares	—	(1,2)	(1,2)
Legal and professional expenditure	—	(1,2)	(0,6)
Impairment of loans	—	—	(0,5)
Total	**3,6**	(5,5)	(9,5)

Restatement of headline earnings

(£'million)	Unaudited 6 months to 31/08/08 Restated	Unaudited 6 months to 31/08/08 As reported
Net loss for the period	(8,2)	(8,2)
Loss on disposal of investment in associate	1,2	1,2
Shortfall on revaluation of investment properties after taxation and minority interest	0,9	0,9
Fair value adjustment: Instore investment	—	0,9
Fair value adjustment: UBS investment	—	2,2
Legal and professional expenditure	—	1,2
Headline loss for the period	(6,1)	(1,8)
Headline loss per share (pence)	(1,8)	(0,5)



TRADEHOLD
LIMITED

(Registration number 1970/009054/06)
JSE share code: TDH ISIN: ZAE000026902

DRC: TRADEHOLD A5 BROCHURE NOV09 3478